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                               CONTRACT SCHEDULE
                      PRESERVATION AND GROWTH RIDER (PGR)

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
       PGR EFFECTIVE DATE:   [February 15, 2015]

             PGR END DATE:   [Contract anniversary that is 10 Years from the later of the PGR Rider Effective
                             Date or the date the most recent Optional Step Up is elected and takes effect.]

        ADJUSTMENT FACTOR:   [100%]

             PGR FEE RATE:   [1.00%]

          PGR SUBACCOUNTS:   [Fidelity VIP FundsManager 60% Fund]

   PGR FIRST OPTIONAL STEP
                  UP DATE:   [February 15, 2016]

      PGR OPTIONAL STEP UP
           WAITING PERIOD:   [One Year]

     MAXIMUM OPTIONAL STEP   [Owner or oldest Joint Owner (or annuitant if Owner is a non-natural person)
                   UP AGE:   attained age of 85]

     MAXIMUM OPTIONAL STEP
          UP PGR FEE RATE:   [1.80%]

          OPTIONAL STEP UP
      CANCELLATION PERIOD:   [Within 15 days of the Contract Anniversary.]
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The initial PGR Fee Rate is guaranteed under the conditions stated in the contract and in effect when it was issued. The PGR Fee Rate may be changed if an Optional Step Up is elected and takes effect, subject to the Maximum Optional Step Up PGR Fee Rate stated above.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, You may be required to take withdrawals to fulfill minimum distribution requirements. This rider may have limited usefulness in connection with contracts funding tax-qualified programs because partial withdrawals made to satisfy the minimum distribution rules may reduce your PGR Amount more rapidly than it otherwise would have occurred. You should consider whether the benefit is appropriate for your circumstances. We encourage You to consult a tax advisor to discuss withdrawals related to this matter.

1-CGMAB-1 (11/14)